UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at November 26, 2004

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 26, 2004

Print the name and title of the signing officer under his signature
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Amarc Resources Ltd. 1020 - 800 W Pender Street Vancouver BC Canada V6C 2V6 Canada Tel 604 684 - 6365 Fax 604 684 - 8092 Toll Free 1 800 667- 2114 www.amarcresources.com	Rockwell Ventures Inc. 1020 - 800 W Pender Street Vancouver BC Canada V6C 2V6 Canada Tel 604 684 - 6365 Fax 604 684 - 8092 Toll Free 1 800 667 - 2114 www.rockwellventures.com

Amarc and Rockwell to Jointly Explore BC Properties

November 26, 2004, Vancouver, BC - Amarc Resources Ltd. (TSX Venture: AHR; OTCBB: AXREF) and Rockwell Ventures Inc. (TSX Venture: RCW; OTCBB: RCWCF) announce that Amarc and Rockwell have executed a Farmout Agreement whereby Rockwell can earn-in and joint venture a number of early stage exploration projects held by Amarc. The properties are located in the Cariboo and Prince George regions of central British Columbia.

Pursuant to the Farmout Agreement, a budget of $600,000 is to be funded by Rockwell to earn up to 50% interests in the various projects. After Rockwell has funded the programs, the companies will either form a joint venture to jointly fund further exploration on the projects or Amarc may purchase all or any of Rockwell's earned interests in the projects for the fair value of those interests in cash or shares as valued at the time of acquisition. The Farmout Agreement is subject to TSX Venture acceptance. Rockwell and Amarc are related parties.

The projects are the Crystal, Hook, M3, M4, M5, Tsil and Kalder properties. All of the properties are located in areas where the geological setting is considered to be prospective for porphyry gold-copper occurrences.

The Crystal and Hook properties are located in the Cariboo region. Crystal is located 30 kilometres from 100 Mile House and Hook is near the town of Likely. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out by Amarc prior to the Amarc/Rockwell agreement. Reconnaissance drilling was recently performed under the Amarc/Rockwell agreement. Assay results of core samples are pending.

The M3 to M5 properties, located north of Prince George, were staked by Amarc this year. Preliminary geophysics was carried out on M4 by Amarc and additional geophysics and drilling are planned on the M3, M4 and M5 properties by Amarc and Rockwell.

The Tsil and Kalder properties are located north of Fort St James. Amarc carried out preliminary geophysical surveys prior to the Amarc/Rockwell agreement. Reconnaissance drilling was recently performed under the Amarc/Rockwell agreement. Assay results of core samples are pending.

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No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.